                                                                  EXHIBIT (a)(5)

                  [KASH N' KARRY FOOD STORES, INC. LETTERHEAD]

                                                               November 15, 1996

Dear Fellow Stockholder:

    I am pleased to inform you that on October 31, 1996, Kash n' Karry Food Stores, Inc. ("Kash n' Karry") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Food Lion, Inc. ("Food Lion") and its wholly-owned subsidiary, KK Acquisition Corp. ("Purchaser"), pursuant to which Purchaser is commencing a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of Common Stock of Kash n' Karry, including the associated preferred stock purchase rights, at a purchase price of $26.00 per share in cash. Following the successful completion of the Offer, in accordance with the terms of the Merger Agreement, Purchaser will merge with and into Kash n' Karry (the "Merger") and Kash n' Karry will continue as the surviving corporation wholly owned by Food Lion. Each share of Kash n' Karry Common Stock not purchased in the Offer will be converted in the Merger into the right to receive $26.00 per share (or any greater amount paid in the Offer) in cash, without interest. Concurrent with the execution of the Merger Agreement, Kash n' Karry stockholders owning in the aggregate approximately 67% of the shares outstanding entered into a Stockholders Agreement with Kash n' Karry, Food Lion and Purchaser pursuant to which they have agreed to tender their shares in the Offer.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF KASH N' KARRY, AND RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of PaineWebber Incorporated to the effect that the $26.00 per share cash consideration to be received by Kash n' Karry stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders.

    In addition to the attached Schedule 14D-9 relating to the Offer, enclosed is the Offer to Purchase, dated November 15, 1996, of Purchaser, together with related materials, including a Letter of Transmittal, to be used for tendering your shares of Common Stock. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

    On behalf of your Board of Directors, I thank you for your continued support.

                                          Sincerely yours,
                                          Ronald E. Johnson
                                          CHAIRMAN OF THE BOARD, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER